FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                         For the month of August, 1998



                      SPARKLING SPRING WATER GROUP LIMITED
                      ------------------------------------

                   ONE LANDMARK SQUARE, STAMFORD CT, USA 06901
                   -------------------------------------------
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



                 Form 20-F      X           Form 40-F
                            ---------                  ---------


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]



                       Yes                         No      X
                            ---------                  ---------

         On August 31, 1998 Sparkling Spring Water Group Limited issued a press release announcing its acquisition of the assets of the Springfield Water Division of Brio Industries Inc.



Exhibit I Press release dated August 31, 1998 announcing the acquisition of the assets of the Springfield Water Division of Brio Industries Inc.


                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       SPARKLING SPRING WATER GROUP LIMITED




                                       By: /s/ David M. Arnold
                                           -------------------------------------
                                       Name:   David M. Arnold
                                       Title:  Vice President Finance, Treasurer



Date: September 8, 1998

                                                                       Exhibit I
                                                                       ---------

PRESS RELEASE (For Immediate Release)                       August 31, 1998

                     SPARKLING SPRING WATER GROUP COMPLETES
                    ACQUISITION OF SPRINGFIELD WATER COMPANY
                      **CUSTOMER COUNT SURPASSES 150,000**

VANCOUVER B. C. ----- Sparkling Spring Water Group Limited is pleased to announce the completion of the acquisition of the assets of the Springfield Water Division of Brio Industries Inc. Springfield has a water cooler customer base in excess of 9,000 and operates primarily in the Vancouver, British Columbia market.

According to Stewart Allen, Sparkling Spring's President, "The acquisition of Springfield and its approximate 9,000 water cooler customers is a welcome addition to the Sparkling Spring family. For the immediate future we plan to run Springfield as a division of Canadian Springs Water Company which operates throughout British Columbia."

Mr. Allen also stated "Including the Springfield customers and internal customer growth through August, I am pleased to announce that Sparkling Springs' water cooler customer base has surpassed 150,000."

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment with over 150,000 customers. The Company does business as "Nature Springs" in the United Kingdom, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" and "Springfield" in British Columbia Canada, "Cullyspring" in Washington State and "Crystal Springs" in Oregon State.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
-------------------------------------------------

This press release contains forward-looking statements as defined by the Private Securities Reform Act of 1995, which are inherently subject to various risks and uncertainties. These include, without limitation, the future results of the Company's continuing acquisition program, the ability of the Company to realize benefits from continuing to consolidate certain general and administrative functions, to retain key management, to execute its focused business strategies, and to continue to identify and implement product enhancements and new product ideas.

CONTACT:
K. DILLON SCHICKLI
Sparkling Spring Water Group Limited
Tel:  360-671-2602
Fax:  360-671-2604